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03007141

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2832 FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/11/03

82-2832

RICH MINERALS CORPORATION

A R/S
8-31-02

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2002

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Rich Minerals Corporation:

We have audited the consolidated balance sheets of Rich Minerals Corporation as at August 31, 2002, 2001 and 2000 and the consolidated statements of loss and retained earnings (accumulated deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at each of August 31, 2002, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

Schultz Leong LLP

Calgary, Alberta
November 8, 2002

SCHULTZ LEONG LLP
Chartered Accountants

S E E K I N G   S O L U T I O N S
#1, 1915-32 Avenue NE Calgary, Alberta T2E 7C8
Telephone 403.250.2750 Fax 403.250.3573
Email: slca@schultzleong.com

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2002

	2002	2001	2000
ASSETS			
CURRENT ASSETS			
Cash	$ 1,877	$ 823	$ 207,427
Accounts receivable	3,202,266	4,196,256	2,164,762
Inventory and work in progress (Note 3)	260,963	262,285	710,005
Prepaid expenses and deposits	23,230	14,899	14,015
	3,488,336	4,474,263	3,096,209
OTHER ASSETS (Note 4)	135,112	119,721	---
CAPITAL ASSETS (Notes 2 and 6)	1,379,971	1,502,174	1,708,682
	$ 5,003,419	$ 6,096,158	$ 4,804,891
LIABILITIES			
CURRENT LIABILITIES			
Cheques issued in excess of funds on deposit	$ 220,562	$ 280,271	$ ---
Bank indebtedness (Note 5)	300,000	---	---
Accounts payable	2,092,217	3,287,667	1,858,638
Current portion of long term debt (Note 6)	142,029	106,862	288,530
	2,754,808	3,674,800	2,147,168
NON-CURRENT PORTION OF LONG TERM DEBT (Note 6)	1,026	111,678	352,892
	2,755,834	3,786,478	2,500,060
SHAREHOLDERS' EQUITY (DEFICIT)			
SHARE CAPITAL (Note 7)	2,276,325	2,276,325	2,276,325
RETAINED EARNINGS (ACCUMULATED DEFICIT)	(28,740)	33,355	28,506
	2,247,585	2,309,680	2,304,831
	$ 5,003,419	$ 6,096,158	$ 4,804,891

APPROVED BY THE BOARD:

____________________ Director

____________________ Director

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF LOSS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
YEAR ENDED AUGUST 31, 2002

	2002	% of Revenue	2001	% of Revenue	2000	% of Revenue
REVENUE	$ 8,447,131	100.0	$ 11,102,173	100.0	$ 9,921,254	100.0
DIRECT COSTS						
Equipment operating	1,463,010	17.3	1,548,333	13.9	1,623,706	16.4
Materials	3,585,552	42.5	4,228,079	38.1	4,392,293	44.3
Other	95,766	1.1	222,732	2.0	189,018	1.9
Salaries and wages	1,893,580	22.4	2,259,886	20.4	2,182,832	22.0
Subcontract	497,054	5.9	1,804,673	16.3	458,975	4.6
	7,534,962	89.2	10,063,703	90.7	8,846,824	89.2
GROSS PROFIT	912,169	10.8	1,038,470	9.3	1,074,430	10.8
NON-DIRECT COSTS						
Amortization of capital assets	238,488	2.8	242,003	2.2	317,324	3.2
Interest, net of interest received (Note 6)	25,142	0.3	45,718	0.4	49,102	0.5
Management, consulting and professional fees paid	97,276	1.1	126,091	1.1	162,576	1.6
Other non-direct costs	269,797	3.2	325,899	2.9	256,845	2.6
Salaries	291,410	3.5	293,910	2.7	290,300	2.9
Write down of disputed receivables	52,151	0.6	---	0.0	---	0.0
	974,264	11.5	1,033,621	9.3	1,076,147	10.8
EARNINGS (LOSS) FOR THE YEAR	(62,095)	(0.7)	4,849	0.0	(1,717)	0.0
Retained earnings, beginning of year	33,355		28,506		30,223	
RETAINED EARNINGS (ACCUMULATED (DEFICIT), END OF YEAR	$ (28,740)		$ 33,355		$ 28,506	
Earnings (loss) per share (Note 7 (c))	$ (0.003)		$ 0.000		$ 0.000	

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These financial statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction Revenue And Direct Costs

The company recognizes construction revenue and direct costs on the percentage of contract completion basis.

(c) Inventory Valuation

The company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(d) Amortization Of Capital Assets

The company provides for the amortization of all capital assets other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income Taxes

The company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. The temporary differences that give rise to future income taxes payable/recoverable relate primarily to:

- the use of the completed contract method for income tax purposes as compared to the percentage of contract completion method which is used for financial statements purposes; and
- the differences in the methods of calculating amortization for financial statements purposes as compared to the methods required for income tax purposes.

(f) Financial Instruments

The company's financial instruments consist of various assets and liabilities. It is management's opinion that the company is not exposed to significant unusual interest, currency or credit risks arising from ownership of and liability under these financial instruments.

The company is of the opinion that the fair values of financial assets approximate their respective carrying values due to the relatively short-term maturity of these financial assets. The company is additionally of the opinion that the fair value of financial liabilities approximates their carrying value.

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2002

	2002	2001	2000
CASH WAS PROVIDED (USED) BY:			
OPERATING ACTIVITIES			
Cash received from customers	$ 9,436,650	$ 9,119,697	$ 10,329,689
Cash paid to suppliers and employees	(9,443,850)	(9,000,434)	(9,844,461)
Interest paid, net of interest received	(24,877)	(45,135)	(48,302)
	(32,077)	74,128	436,926
INVESTING ACTIVITIES			
Notes receivable	---	---	100,000
Purchase of capital assets	(116,284)	(175,399)	(349,914)
Disposition of capital assets	---	157,000	---
Other assets	(15,391)	(119,721)	---
	(131,675)	(138,120)	(249,914)
FINANCING ACTIVITIES			
Proceeds from long term debt	32,900	---	275,527
Repayment of long term debt	(108,385)	(422,883)	(283,859)
Bank indebtedness	300,000	---	---
	224,515	(422,883)	(8,332)
INCREASE (DECREASE) IN CASH IN THE YEAR	60,763	(486,875)	178,680
Net (deficiency in) cash, beginning of year	(279,448)	207,427	28,747
NET (DEFICIENCY IN) CASH, END OF YEAR	$ (218,685)	$ (279,448)	$ 207,427
NET (DEFICIENCY IN) CASH, END OF YEAR, COMPRISED OF:			
Cash	$ 1,877	$ 823	$ 207,427
Cheques issued in excess of funds on deposit	(220,562)	(280,271)	---
	$ (218,685)	$ (279,448)	$ 207,427

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Financial Instruments (Continued)

Substantially all the company's accounts receivable relate to the company's activities in the construction industry and the company may therefore be considered to have credit risk exposure to that industry. The company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2002 was $ 760,659 (2001 - $ 1,235,416; 2000 - $ 800,957).

(g) Measurement Uncertainty

The company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross profit recognized and to validate the company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the company's customers.

The company must similarly estimate the amortization of capital assets and the value of other assets and liabilities in order to allow the preparation of these financial statements.

To the extent that there may exist material error in any of these estimates there may, in turn, exist material errors in the company's accounts.

(h) Segmented Information

The company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents assets not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue and due to their value as a proportion of all assets are not disclosed as a separate operating segment.

The company earns revenue from a variety of entities. In fiscal 2002 the company's revenue included $ 4,617,135 from two unrelated (to the company or to each other) customers (2001 - $ 7,496,108 – four; 2000 - $ 4,700,897 – three).

(i) Stock Option Plan

The company has established a stock option plan under which the company may grant options to purchase common shares. Under the plan the company may grant options to acquire common shares but the aggregate options so granted may not exceed ten per cent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term and which vest twenty percent annually over that term.

Effective January 1, 2002 and for fiscal years beginning on or after that date Canadian generally accepted accounting principles require additional disclosure of stock-based compensation costs. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation. The company has elected to not use the fair value method to account for stock-based compensation but will disclose the pro-forma effect of stock based compensation on its financial results.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Earnings (Loss) Per Share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2002, 2001 and 2000.

The company utilizes the treasury stock method of calculating diluted earnings (loss) per share. The assumed conversion of outstanding common stock options has an anti-dilutive impact on earnings (loss) per share in each of 2002, 2001 and 2000.

2. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value
Fiscal 2002			
Land	$ 265,000	$ ---	$ 265,000
Buildings	365,866	68,014	297,852
Excavating equipment	1,874,837	1,280,634	594,203
Automotive equipment	435,567	242,201	193,366
Construction equipment	86,502	58,862	27,640
Office equipment	83,963	82,053	1,910
	$ 3,111,735	$ 1,731,764	$ 1,379,971
Fiscal 2001			
Land	$ 265,000	$ ---	$ 265,000
Buildings	365,866	52,338	313,528
Excavating equipment	1,811,803	1,117,464	694,339
Automotive equipment	382,317	210,898	171,419
Construction equipment	86,502	41,943	44,559
Office equipment	83,963	70,634	13,329
	$ 2,995,451	$ 1,493,277	$ 1,502,174
Fiscal 2000			
Land	$ 265,000	$ ---	$ 265,000
Buildings	365,866	35,837	330,029
Excavating equipment	2,113,131	1,160,087	953,044
Automotive equipment	316,045	183,843	132,202
Construction equipment	48,221	42,755	5,466
Office equipment	76,127	53,186	22,941
	$ 3,184,390	$ 1,475,708	$ 1,708,682

3. INVENTORY AND WORK IN PROGRESS

	2002	2001	2000
Work in progress	$ 5,652	$ ---	$ 162,160
Inventory	255,311	262,285	547,845
	$ 260,963	$ 262,285	$ 710,005

4. OTHER ASSETS

In fiscal 2001 the company advanced $ 119,721 to an unrelated corporation to allow that corporation to fund mineral exploration and development. The company advanced the funds pursuant to loan agreements and had the right to convert the advances to a joint venture participation in the project. In fiscal 2002 the company advanced a further $ 15,391 to the debtor pursuant to the loan agreement.

At August 31, 2002 the company had advanced a total of $ 135,112 (2001 - $ 119,721; 2000 - $ NIL). Subsequent to August 31, 2002 the company agreed to participate in a series of transactions, the ultimate result of which would see the debtor become publicly traded and the company holding shares in that publicly traded corporation.

5. BANK INDEBTEDNESS

The company has arranged with Alberta Treasury Branches a revolving credit facility to a maximum of $ 1,000,000; at August 31, 2002 the balance drawn was $ 300,000 (2001 - $ NIL; 2000 - $ NIL). This credit facility is due on demand, bears interest at the lender's prime rate of interest plus one percent and is secured by all assets of the company.

6. LONG TERM DEBT

	2002	2001	2000
The company is indebted to Alberta Treasury Branches. The company repays these advances in monthly installments of 1.67% of the principle balance outstanding at the end of the previous month plus interest at the lender's prime rate plus 1.50%. These advances are secured by all assets of the company.	$ 129,723	$ 120,438	$ 302,160
The company is indebted to General Motors Acceptance Corporation of Canada, Limited under conditional sale contracts. These loans are secured by automotive equipment with a carrying value of $ 26,861 (2001 - $ 32,966; 2000 $ 39,071), are repayable in monthly installments of $ 1,065, including interest at 1.90%, and are due to mature in fiscal 2004.	13,332	25,640	37,946
Prior year indebtedness repaid in the year	---	72,462	301,316
	$ 143,055	$ 218,540	$ 641,422

Expected repayment of indebtedness is as follows:	
Fiscal 2003	$ 142,029
Fiscal 2004	1,026
	$ 143,055

Interest on long term debt totaled $ 9,152 in fiscal 2002 (2001 - $ 38,049; 2000 - $ 59,205).

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

7. SHARE CAPITAL

(a) Shares Authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares Issued

	Common Shares	Consideration
Balance, August 31, 2000, 2001 and 2002	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) Shares Under Option

Options to acquire shares at a price of $ 0.16 per share were granted in fiscal 2001 when the market value of the shares was $ 0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning Of Year	Options Granted In The Year	Options Exercised In The Year	Forfeited/ Expired In The Year	Options Outstanding End Of Year	Options Exercisable At Year End
2000	600,000	---	---	---	600,000	600,000
2001	600,000	2,400,000	---	(600,000)	2,400,000	480,000
2002	2,400,000	---	---	(700,000)	1,700,000	680,000

Fiscal Year	Options Outstanding End Of Year	Weighted Average Exercise Price Per Share	Option Expiry	Fair Value Of Options Granted And/Or Vesting Of Previous Grant	Additional Expense Per Share Had Fair Value Method Been Used	Loss Per Share Had Fair Value Method Been Used
2000	500,000	$ 0.48	March, 2001	N/A	N/A	N/A
	100,000	$ 0.16	July, 2002	N/A	N/A	N/A
	600,000					
2001	2,400,000	$ 0.16	July, 2006	$ 83,400	$ 0.003	$(0.003)
2002	1,700,000	$ 0.16	July, 2006	$ 40,000	$ 0.002	$(0.011)

In calculating the fair value of options granted and/or vesting of option grants the company utilized the following assumptions:

- risk-free interest rate of 5.32 %;
- expected option life of five years;
- expected volatility of 100 %;
- no dividends expected;
- the weighted average grant date fair value of each option granted was $ 0.20.

The company has not recognized in the financial statements of any of the particular fiscal years any compensation cost or credits to contributed surplus in respect of the options granted and/or the vesting of option grants. Accordingly, earnings would have decreased / losses would have increased in a particular year had the fair value of stock-based compensation been recognized in the accounts of the company.

8. INCOME TAXES

Actual earnings (loss) for income tax purposes vary significantly from earnings (loss) for financial statement purposes due to differences in allowable deductions for income tax and accounting purposes. In addition, earnings in certain companies in the RMC group and losses in other companies in the group can result in provisions for income taxes which are not obviously related to consolidated earnings (loss) for the year. These variances may be summarized as follows:

	2002	2001	2000
Pre-tax earnings (loss) for the year	$ (62,095)	$ 4,849	$ (1,717)
Expected provision for (recovery of) income taxes at statutory rate of 40.08% (2001 - 43.12%; 2000 - 44.62%)	$ (24,888)	$ 2,091	$ (766)
Variances arising from non-deductible expenses for income tax purposes	15,588	18,848	11,280
Utilization of income tax losses of other years	---	(20,939)	(10,514)
Effect of group companies with unrecognized tax losses	9,300	---	---
Actual provision for (recovery of) income taxes	$ ---	$ ---	$ ---

The company has available to it non-capital losses for income tax purposes of $ 962,615. These losses may be used to reduce or eliminate taxable income in subsequent taxation years and are scheduled to expire as follows:

Fiscal 2003	$ 17,744
Fiscal 2004	76,212
Fiscal 2005	289,027
Fiscal 2006	14,132
Fiscal 2007	257
Fiscal 2008	374,954
Fiscal 2009	190,289
	$ 962,615

The benefit of $ 778,329 (2001 - $ 408,658; 2000 - $ 216,767) of the above non-capital losses has been reflected in the financial statements through the elimination of future income taxes otherwise payable.

The company has available to it capital losses for income tax purposes of $ 50,000 which may be applied to reduce taxable capital gains in future taxation years. These losses do not expire. These financial statements do not reflect the benefit of these capital losses.

9. COMMITMENTS

The company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2003	$ 31,192
Fiscal 2004	23,262
Fiscal 2005	13,266
Fiscal 2006	3,176
	$ 70,896

10. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company. All transactions with related parties are measured at exchange value.

(a) Leasing Transactions

The company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the company ("the lessor"). The company has the right to terminate these rental agreements at any time with no penalty.

The company's transactions with the lessor may be summarized as follows:

	2002	2001	2000
Revenue earned			
General and administrative fees	$ 22,000	$ ---	$ ---
Premises rental	6,000	6,000	---
	$ 28,000	$ 6,000	$ ---
Equipment rental costs	$ 457,800	$ 405,800	$ 154,300

The Board of Directors has reviewed the transactions with the lessor and has:
- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company.

(b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company ("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	2002	2001	2000
Included in revenue			
Management fees	$ 150,000	$ ---	$ ---
Premises rental	12,000	12,000	---
	$ 162,000	$ 12,000	$ ---
Contract revenue, in addition to above	$ 42,976	$ 1,265,197	$ ---
Direct costs	28,883	1,121,125	---
Gross profit	$ 14,093	$ 144,072	$ ---
Recovered costs reflected as a reduction of expenses	$ ---	$ 50,000	$ ---

At August 31, 2002 the contractor owed $ NIL (2001 - $ 335,651; 2000 - $ NIL) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:
- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company.

RICH MINERALS CORPORATION

Registered Office
4100 6A Street N.E., Calgary, Alberta, Canada T2E 4B1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 27, 2003

TAKE NOTICE THAT the Annual General Meeting of the Shareholders of Rich Minerals Corporation (the "Company") will be held at 4100 6A Street N.E., in the City of Calgary, in the Province of Alberta, on the 27th day of February, 2003 at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the report of the Board of Directors, the Audited Financial Statements of the Company made up to the 31st day of August, 2002, and the report of the auditor thereon;

2. to appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

3. to elect the Board of Directors of the Company;

4. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The date for determination of the Shareholders entitled to receive Notice of the Meeting or any adjournment or adjournments thereof shall be at the close of business on the 13th day of January, 2003.

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your shares represented, please read the enclosed Information Circular and complete the enclosed Instrument of Proxy and return it as soon as possible. The Proxy must be deposited c/o Alberta Compliance Services Inc. 602, 304 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1C2 not later than 24 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

DATED at Calgary, Alberta the 13th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"BERNARD CHAMBERLAND"
Bernard Chamberland, Chairman

RICH MINERALS CORPORATION
4100 6A Street N.E.
Calgary, Alberta T2E 4B1
Phone (403) 531-9100 / Fax (403) 531-9699

January 10th, 2003

NATIONAL POLICY 41

INTERIM FINANCIAL STATEMENTS

Dear Shareholder,

As permitted by the above Policy, we are no longer required to send Interim Financial Statements to our shareholders. The information they contain will be filed with the Canadian Venture Exchange, SEDAR and the Alberta Securities Commission and released to the financial media. However the Policy entitles you as a holder of any shares to receive a copy. Should you so wish, please sign and return this card and we will be pleased to add your name to the Supplemental Mailing List we are required to maintain.

You will note that by signing the card, you are certifying that you are the owner of the shares in Rich Minerals Corporation. Under the Policy, we are entitled to ask for that certification.

This election will be renewed each year in order to enable us to ensure we mail Interim Financial Statements to persons who continue to be entitled to them and wish to receive them.

Yours very truly,

RICH MINERALS CORPORATION

Bernard Chamberland, Chairman

TO: Rich Minerals Corporation

___ Please add my name to your Supplemental Mail List in order that I may receive Interim Financial Statements. I confirm that I am the owner of shares in Rich Minerals Corporation.

___ Please send me all news releases.

SIGNATURE ______________________

NAME ______________________

ADDRESS ______________________

____

TELEPHONE ______________________

REPORT TO THE SHAREHOLDERS OF RICH MINERALS CORPORATION

The Board of Directors is pleased to present the Consolidated Financial Statements of the company for the year ended August 31, 2002 and this report of activities.

This report to the shareholders focuses on key statistics from the consolidated financial statements as well as our review of the operating direction in the contracting division. This report should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion of the financial condition and results of the operations is for the year ended August 31, 2002 and should be read in conjunction with the consolidated financial statements and related notes and material contained in other parts of this annual report.

PROFILE

Rich Minerals Corporation was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. Rich Minerals Corporation owns Rich Contracting Ltd. a wholly owned subsidiary, which provided the primary revenue for the company. Rich Contracting Ltd. is in the business of contracting and provides development services to major developers in western Canada.

OVERVIEW

The Executive team of Rich Minerals Corporation will continue to pursue opportunities to expand or change the focus of the company. The executive as well as the Board of Directors feels it is time to redirect the operations into a field that would enhance the company's value and overall market perception for the shareholders. Extensive due diligence is being preformed on several new and exciting prospects for 2003.

Rich Contracting Ltd.'s management team spent the last year continuing to focus on expanding their market share and pursuing opportunities outside the metropolitan Calgary area.

- Revenues for fiscal 2002 were 2.6 million lower than last year.
- Gross Profits as a percentage of revenue increased 1.5% over the previous year.
- Net Earnings decreased to a negative position of $62,095 from an increase of $4,849 in the previous year. This was due mainly to lower revenue and a write down of disputed receivables

RESULTS OF OPERATIONS:

Earnings per share remained below $0.0001, both on a basic and fully diluted calculation. The company has not changed its calculation of the earnings per share to the EBITDA method (earnings before interest, taxes, depreciation and amortization) calculation. This method is not considered applicable to the current main operations of the corporation.

Revenues

Revenues for 2002 were $8,447,131 compared to 2001 revenues of $11,102,173. A late spring start and repeated weather delays were the major contributing factor to the decrease in revenue.

Operating Costs

Gross Profit increased to 10.8% of revenue from 9.3% in 2001. Some of this is related to the continued efforts to expand outside the Calgary market. In our second year of expanded growth we have been able to implement some cost efficiencies in operations.

Total non-direct costs decreased by 5.5% compared to non-direct costs in fiscal 2001 and decreased by 2.2% as a percent of revenue.

Amortization of Capital assets

The company provides for the amortization of capital assets other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value.

Related Party Transactions

There were two related party transactions during the period ending August 31, 2002 for which details are provided in notes to the financial statements.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations was negative $32,077 compared to positive $74,128 in 2001. This was mainly due to timing issues on contract and project payment terms. Working capital is in a positive position and the company expects to meet all future obligations.

Current Liabilities

In fiscal 2002 Canadian generally accepted accounting principles changed to require the inclusion as a current liability certain bank indebtedness that is expected to be repaid the current year. The effect of this change in accounting principles has increased the current portion of long term debt payable by $106,029. The company expects that long term debt to be repaid in fiscal 2003 will amount to $36,000, as compared to $146,029 reflected under the new accounting principles.

Interest Expense

Interest expense on long term debt decreased to $9,152 from $38,049 in fiscal 2001. The balance of the long term debt is $143,055, all related to capital asset acquisition.

Business Risk and Management

The corporation's wholly owned subsidiary is evaluating all aspects of the requirements for maintaining and expanding its current market share. The company is tied to normal business risks associated with its market place. The economy in western Canada is expected to remain strong, or to decline only marginally, in the next year or two.

On behalf of the Board of Directors, I would like to thank the shareholders of Rich Minerals Corporation for their patient support of our company and hope that 2003 will be a prosperous year for everyone.

Sincerely yours,

Rich Minerals Corporation

Bernard M. Chamberland
Chairman

RICH MINERALS CORPORATION

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 27, 2003

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 27, 2003

The undersigned shareholder of **RICH MINERALS CORPORATION** (the "Company"), or his attorney authorized in writing, revoking all proxies previously given, hereby nominates, constitutes and appoints Mr. Bernard Chamberland, or failing him Mr. Robert Bateman, or instead of either of them ________________________(insert name if alternate is desired) the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares held by the undersigned at the Annual General Meeting of Shareholders of the Company, to be held on the 27th day of February, 2003, and any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournments thereof and, without limiting the general authorisation and power hereby given, the person above named is specifically directed to vote for or against, or withhold from voting as indicated below:

1. Election of the nominees named in the Information Circular to the Board of Directors.

   IN FAVOUR______ WITHHOLD______

2. Appointment of Schultz Leong LLP, Chartered Accountants as Auditor for the ensuing year.

   IN FAVOUR______ WITHHOLD______

The management of the company knows of no other matters to come before the meeting of the shareholders other than the matters referred to in the notice of meeting. However, it should be noted that this form of proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion with respect to amendments or variations to the matters identified in the notice of the meeting accompanying this proxy instrument or on any other matters which may properly come before the meeting or any adjournment or adjournments thereof. If no designation in favour of or against or to withhold with respect to any matters set out above is made, the management's designee, if named as proxy, will vote in favour of all matters set out herein.

To be valid this instrument of proxy must be received c/o Alberta Compliance Services Inc. 602, 304 - 8th Avenue S.W., Calgary, AB, T2P 1C2, not later than twenty-four hours prior to the meeting, or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names, or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the corporation.

DATE________________________________, 2003

_____________________________________	_____________________________________
Name of Shareholder (please print)	Signature of Shareholder or his attorney
_____________________________________	_____________________________________
Address	Number of Shares Voted

RICH MINERALS CORPORATION

INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it in any manner permitted by law.

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF RICH MINERALS CORPORATION (the "Company") OF THE PROXIES to be used at the Annual General Meeting of the Shareholders of the Company to be held at 4100 - 6A Street N.E., Calgary, Alberta on Thursday, 27th of February, 2003 at 2:00 p.m., or at any adjournments thereof, for the purposes set out in the accompanying notice of meeting (the "meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, email or personal interview by regular employees of the Company, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held on record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs incurred in such solicitation, including the preparation and mailing of the Form of Proxy, Notice of Annual Meeting and this Information Circular, will be borne by the Company. No director of the Company has informed the management in writing or otherwise that he intends to oppose any action to be taken by the management.

EXECUTION AND REVOCATION OF PROXIES

If the shareholder does not wish to appoint either person named in the instrument of proxy, he should strike out both names and insert in the blank space provided, the name of the person he wishes to act as his proxy. Such other person need not be a shareholder of the Company.

The Instrument of Proxy will not be valid unless it is dated and signed by the shareholder or his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under corporate seal or by an officer or officers or attorney for an individual shareholder or joint shareholders or by an officer or officers or attorney of a corporate shareholder not under its corporate seal. The instrument so empowering the officer or officers or attorney, as the case may be, or a certified copy thereof, should accompany the Instrument of Proxy.

The Instrument of Proxy will not be used unless it is deposited at the office of the Company at 4100 - 6A Street N.E. Calgary, Alberta T2E 4B1 prior to 2:00 p.m. local time Wednesday, 26th of February, 2003 or it is delivered to the Chairman of the Meeting at any time prior to commencement of the Meeting.

A shareholder giving a proxy may, in addition to revocation in any other manner provided by law, revoke it at any time before it is exercised by:

(a) attending the meeting and voting in person;

(b) giving a subsequent proxy;

(c) depositing a written revocation executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at 4100 - 6A Street N.E. Calgary, Alberta, T2E 4B1, at any time up to the last business day preceding the day of the meeting or any adjournment thereof, or with the Chairman of the Meeting at any time prior to its commencement or any adjournments thereof.

The Board of Directors has fixed the close of business on the 13th of January 2003 as the record date for the determination of Shareholders who are entitled to receive Notice of the Annual General Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to attend and vote the common shares held by them, either in person or by Proxy at the Meeting or any adjournment or adjournments thereof. The transfer books of the Company will not be closed.

Holders of common shares of record at the close of business on January 13, 2003, are entitled to vote such common shares at the meeting on the basis of one vote for each common share held except to the extent that, (i) such person transfers his shares after the close of business on the aforesaid record date, and (ii) such transferee, at least ten (10) days prior to the meeting, produces properly endorsed share certificates to the Secretary of the Company, or otherwise establishes his ownership of the shares, in which case the transferee may vote those shares.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the Proxy will be voted in accordance with such specification. **In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual Meeting of Shareholders and any other matters which may properly come before the Meeting.** At the time of printing this Information Circular the Management of the Company knows of no such amendment, variation or other matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

There are no particulars of any material interest direct or indirect by way of beneficial ownership of securities or otherwise to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 24,033,000 of the Company's common shares, without nominal or par value, are issued and outstanding and entitled to vote at the meeting on the basis of one vote for each common share held.

Amendment No. 1, effective February 28th, 1997, to By-law No. 1 Article 10.14 of the Company provides that at least two (2) shareholders personally present and owning or representing by proxy not less than five (5%) percent of the issued common shares of the Company, constitutes a quorum for the meeting in respect of holders of common shares. To the knowledge of the directors and senior officers of the Company, no person beneficially owns directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all voting securities of the Company.

ELECTION OF DIRECTORS

The affairs of the Company are managed by a Board of Directors who are elected annually at each Annual General Meeting of the Shareholders, and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates his office or is replaced in accordance with the By-laws of the Company.

All of those who are presently Directors will have their term of office as Directors expire as of the date of the meeting. All of the directors who are elected will have their term of office expire at the next Annual General Meeting of the Company unless otherwise sooner terminated.

It is proposed to nominate the following persons, all of whom are presently directors of the Company, for election as Directors at the Annual Meeting. **It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election, or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.**

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five year, the period during which he has served as a director, and the number of voting common shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

NAME AND ORDINARY RESIDENCE	PRESENT POSITION HELD WITH THE COMPANY PRINCIPAL OCCUPATIONS FOR THE PAST FIVE YEARS	NUMBER OF SHARES HELD
Bernard Chamberland* Calgary, Alberta	Director and Chairman of Rich Minerals Corporation since November, 1988. President of Rich Minerals Corporation since February 1993.	1,800,000
J. Robert Bateman* Calgary, Alberta	Director of Rich Minerals Corporation since November, 1988 Chartered Accountant.	25,000
John A. Peters* Calgary, Alberta	Director of Rich Minerals Corporation since June, 1993. Lawyer with the law firm Borden Ladner Gervais, LLP	nil
	TOTAL	1,825,000

* Designates director who is also a member of the Audit Committee

EXECUTIVE COMPENSATION

The following table sets forth compensation awarded to, earned by, or paid to each Named Executive Officer for services rendered by that individual in all capacities to the Issuer or a subsidiary of the Issuer or otherwise in connection with office or employment of that individual with the issuer or a subsidiary of the issuer for each of the three most recently completed financial years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long - Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Optoins/SARs [Stock Appreciation Rights] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [Long Term Incentive Plans] Payouts ($)	
Bernard M. Chamberland President and Chairman	2002	75,140	24,000	Nil	Nil	Nil	Nil	Nil
	2001	75,140	30,000	Nil	Nil	Nil	Nil	Nil
	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
David Chamberland General Manager Rich Contracting Ltd.	2002	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
	2001	n/a*	n/a*	Nil	200,000	Nil	Nil	Nil
	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
Gregg Chamberland Secretary Rich Minerals Corporation	2002	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
	2001	n/a*	n/a*	Nil	200,000	Nil	Nil	Nil
	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil

* *represents compensation to be not applicable*

The following table provides detailed information regarding options exercised or held by the Named Executive Officers during the fiscal year ended August 31, 2002

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
David Chamberland General Manager Rich Contracting Ltd.	N / A	N / A	200,000	N / A
Gregg Chamberland Secretary Rich Minerals Corporation	N / A	N / A	200,000	N / A

COMPENSATION OF DIRECTORS

None of the directors have been compensated in their roles as directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company have been indebted to the Company in any way during the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Mr. John A. Peters, a director of the Company, is also a partner of Borden Ladner Gervais, LLP, solicitors to the Corporation. From time to time, Borden Ladner Gervais, LLP provides legal services to the Company and is paid fees as a result.

The company has entered into a series of transactions with corporations controlled by officers of the Company.

(a) Leasing Transactions

The company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the company ("the lessor"). The company has the right to terminate these rental agreements at any time with no penalty.

In fiscal 2002 the Company paid $457,800 (2001 - $ 405,800) to the lessor in respect of month to month rental of excavating equipment. The Company has the right to terminate at any time with no penalty these rental agreements.

The company's transactions with the lessor may be summarized as follows:

	2002	2001	2000
Revenue earned			
General and administrative fees	$ 22,000	$ ---	$ ---
Premises rental	6,000	6,000	---
	$ 28,000	$ 6,000	$ ---
Equipment rental costs	$ 457,800	$ 405,800	$ 154,300

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company.

(b) **Contracting Transactions**

The company has entered into agreements with a corporation wholly owned by an officer of the company ("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	2002	2001	2000
Included in revenue			
Management fees	$ 150,000	$ ---	$ ---
Premises rental	12,000	12,000	---
	$ 162,000	$ 12,000	$ ---
Contract revenue, in addition to above	$ 42,976	$ 1,265,197	$ ---
Direct costs	28,883	1,121,125	---
Gross profit	$ 14,093	$ 144,072	$ ---
Recovered costs reflected as a reduction of expenses	$ ---	$ 50,000	$ ---

At August 31, 2002 the contractor owed $ NIL (2001 - $ 335,651; 2000 - $ NIL) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- Determined that the company did not wish to expand operations to general contracting;
- Expressly permitted the officer to undertake a general contracting operation; and
- Determined that the transactions with the contractor were fairly priced and in the best interests of the Company.

Other than as disclosed herein, there were no material interests, direct or indirect, of directors and officers of the Company, any Shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transaction since the completion of the Company's major transaction or in any proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Shareholders of the Company will be asked to vote for the appointment of Schultz Leong LLP, Chartered Accountants as auditors of the Company to hold this position until the next Annual General Meeting.

The directors of the Company propose the reappointment of Schultz Leong LLP, Chartered Accountants as the Auditor for the ensuing year, at a remuneration to be fixed by the Board of Directors.

MANAGEMENT CONTRACTS

There are currently no management contracts to report.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. **Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.**

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 13th day of January, 2003

"BERNARD CHAMBERLAND"

Bernard Chamberland
Chairman

"J. ROBERT BATEMAN"

J. Robert Bateman
Director

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

FIRST QUARTER REPORT TO THE SHAREHOLDERS

for the Three Month Period
Ended November 30, 2002
(unaudited)

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET

(unaudited)

	November 30, 2002	August 31,2002
ASSETS		
CURRENT ASSETS		
Cash	$804	$1,877
Accounts receivable	4,416,571	3,202,266
Inventory & work in progress	283,414	260,963
Prepaid expenses & deposits	59,583	23,230
	4,760,372	3,488,336
OTHER ASSETS	135,112	135,112
CAPITAL ASSETS	1,328,938	1,379,971
	$6,224,422	$5,003,419
LIABILITIES		
CURRENT LIABILITIES		
Bank Indebtedness	$150,000	-
Cheques issued in excess of funds on deposit	1,368,615	$520,562
Accounts payable	2,307,653	2,092,217
Current portion of long term debt	132,574	142,029
	3,958,842	2,754,808
NON-CURRENT PORTION OF LONG TERM DEBT	1,026	1,026
	3,959,868	2,755,834
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	2,276,325	2,276,325
RETAINED EARNINGS	(11,771)	(28,740)
	2,264,554	2,247,585
	$6,224,422	$5,003,419

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS
(unaudited)

Three Month Period
ended November 30

	2002	2001
REVENUE	$3,993,221	$3,719,768
DIRECT COSTS		
Equipment Operating	710,781	692,465
Materials	1,946,547	1,707,960
Other	36,439	25,201
Salaries & wages	856,242	759,080
Subcontract	224,180	286,259
	3,774,189	3,470,965
GROSS PROFIT	219,032	248,803
NON-DIRECT COSTS		
Amortization of capital assets	73,500	68,250
Interest, net of interest received	6,618	8,189
Management, consulting and professional fees paid	9,020	15,460
Other Non-direct costs	69,340	52,935
Salaries	55,397	65,204
	213,875	210,038
EARNINGS (LOSS) FOR THE PERIOD	5,157	38,765
GAIN ON SALE OF ASSETS	11,811	0
Retained earnings(deficit) beginning of period	(28,740)	33,355
Retained earnings(deficit) end of period	($11,772)	$72,120
Basic earnings(loss) per share	$0.000	$0.001
Fully diluted earnings(loss) per share	$0.000	$0.001

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

Three Month Period Ended November 30	2002	2001
CASH WAS PROVIDED (USED) BY		
OPERATING ACTIVITIES		
Cash receipts from customers	$2,756,465	$4,322,016
Cash paid to suppliers and employees	(3,728,863)	(5,154,505)
Interest paid, net of interest received	(6,618)	(8,189)
	($979,016)	($840,678)
INVESTING ACTIVITIES		
Capital Assets	(10,656)	(6,250)
	($10,656)	($6,250)
FINANCING ACTIVITIES		
Bank Loan proceeds(repayment)	(150,000)	0
Long term debt proceeds	0	0
Long term debt repayment	(9,455)	(43,610)
	($159,455)	($43,610)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIOD	($1,149,127)	($890,538)
Net (deficiency in)cash and cash equivalents beginning of the period	(218,685)	(279,448)
NET CASH AND CASH EQUIVALENTS END OF THE PERIOD	($1,367,812)	($1,169,986)

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED NOVEMBER 30, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These financial statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction Revenue And Direct Costs

The company recognizes construction revenue and direct costs on the percentage of contract completion basis.

(c) Inventory Valuation

The company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(d) Amortization Of Capital Assets

The company provides for the amortization of all capital assets other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income Taxes

The company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. The temporary differences that give rise to future income taxes payable/recoverable relate primarily to:

- the use of the completed contract method for income tax purposes as compared to the percentage of contract completion method which is used for financial statements purposes; and
- the differences in the methods of calculating amortization for financial statements purposes as compared to the methods required for income tax purposes.

(f) Financial Instruments

The company's financial instruments consist of various assets and liabilities. It is management's opinion that the company is not exposed to significant unusual interest, currency or credit risks arising from ownership of and liability under these financial instruments.

The company is of the opinion that the fair values of financial assets approximate their respective carrying values due to the relatively short-term maturity of these financial assets. The company is additionally of the opinion that the fair value of financial liabilities approximates their carrying value.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Measurement Uncertainty

The company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross profit recognized and to validate the company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the company's customers.

The company must similarly estimate the amortization of capital assets and the value of other assets and liabilities in order to allow the preparation of these financial statements.

To the extent that there may exist material error in any of these estimates there may, in turn, exist material errors in the company's accounts.

(h) Segmented Information

The company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents assets not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue and due to their value as a proportion of all assets are not disclosed as a separate operating segment.

(i) Stock Option Plan

The company has established a stock option plan under which the company may grant options to purchase common shares. Under the plan the company may grant options to acquire common shares but the aggregate options so granted may not exceed ten per cent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term and which vest twenty percent annually over that term.

Effective January 1, 2002 and for fiscal years beginning on or after that date Canadian generally accepted accounting principles require additional disclosure of stock-based compensation costs. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation. The company has elected to not use the fair value method to account for stock-based compensation but will disclose the pro-forma effect of stock based compensation on its financial results.

(j) Earnings (Loss) Per Share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2002 and 2001. The company utilizes the treasury stock method of calculating diluted earnings (loss) per share.

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
QUARTER ENDED NOVEMBER 30, 2002

2. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value
First Quarter Fiscal 2003	$ 3,084,100	$ 1,755,162	$ 1,328,938
First Quarter Fiscal 2002	$ 3,001,702	$ 1,561,528	$ 1,440,174

3. INVENTORY AND WORK IN PROGRESS

	2002	2001
Work in progress	$ 28,103	$ ---
Inventory	255,311	262,285
	$ 283,414	$ 262,285

4. OTHER ASSETS

In fiscal 2001 the company advanced $ 119,721 to an unrelated corporation to allow that corporation to fund mineral exploration and development. The company advanced the funds pursuant to loan agreements and had the right to convert the advances to a joint venture participation in the project. In fiscal 2002 the company advanced a further $ 15,391 to the debtor pursuant to the loan agreement. At August 31, 2002 the company had advanced a total of $ 135,112 (2001 - $ 119,721).

In fiscal 2003 the company agreed to participate in a series of transactions, the ultimate result of which would see the debtor become publicly traded and the company holding shares in that publicly traded corporation.

5. BANK INDEBTEDNESS

The company has arranged with Alberta Treasury Branches a revolving credit facility to a maximum of $ 1,000,000; at November 30, 2002 the balance drawn was $ 150,000 (2001 - $ NIL). This credit facility is due on demand, bears interest at the lender's prime rate of interest plus one percent and is secured by all assets of the company.

6. LONG TERM DEBT

	2002	2001
The company is indebted to Alberta Treasury Branches. The company repays these advances in monthly installments of $7,900, including interest at 8.25%. These advances are secured by all assets of the company	NIL	$ 37,894
The company is indebted to Alberta Treasury Branches. The company repays these advances in monthly installments of 1.67% of the principle balance outstanding at the end of the previous month plus interest at the lender's prime rate plus 1.50%. These advances are secured by all assets of the company.	$ 123,344	$ 114,516

6. LONG TERM DEBT (Continued)

The company is indebted to General Motors Acceptance Corporation of Canada, Limited under conditional sale contracts. These loans are secured by automotive equipment with a carrying value of $ 24,826 (2001 - $ 30,931), are repayable in monthly installments of $ 1,065, including interest at 1.90%, and are due to mature in fiscal 2004.	$10,256	$22,519
	$ 133,600	$ 174,929

Expected repayment of indebtedness is as follows:

November 30, 2003	$ 132,574
November 30, 2004	1,026
	$ 133,600

Interest on long term debt totaled $ 2,029 in the first quarter fiscal 2003 (2002 - $ 3,211).

7. SHARE CAPITAL

(a) **Shares Authorized**

Unlimited common shares
Unlimited preferred shares

(b) **Shares Issued**

	Common Shares	Consideration
Balance, November 30, 2001 and 2002	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) **Shares Under Option**

Options to acquire shares at a price of $ 0.16 per share were granted in fiscal 2001 when the market value of the shares was $ 0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning Of Year	Options Granted In The Year	Options Exercised In The Year	Forfeited/ Expired In The Year	Options Outstanding End Of Year	Options Exercisable At Year End
2001	600,000	2,400,000	---	(600,000)	2,400,000	480,000
2002	2,400,000	---	---	(700,000)	1,700,000	680,000

Fiscal Year	Options Outstanding End Of Year	Weighted Average Exercise Price Per Share	Option Expiry	Fair Value Of Options Granted And/Or Vesting Of Previous Grant	Additional Expense Per Share Had Fair Value Method Been Used	Loss Per Share Had Fair Value Method Been Used
2001	2,400,000	$ 0.16	July, 2006	$ 83,400	$ 0.003	$(0.003)
2002	1,700,000	$ 0.16	July, 2006	$ 40,000	$ 0.002	$ 0.001
2003	1,700,000	$ 0.16	July, 2006	$ NIL	$ NIL	$ 0.000

(c) Shares Under Option (Continued)

In calculating the fair value of options granted and/or vesting of option grants the company utilized the following assumptions:

- risk-free interest rate of 5.32 %;
- expected option life of five years;
- expected volatility of 100 %;
- no dividends expected
- the weighted average grant date fair value of each option granted was $ 0.20.

The company has not recognized in the financial statements of any of the particular fiscal years any compensation cost or credits to contributed surplus in respect of the options granted and/or the vesting of option grants. Accordingly, earnings would have decreased / losses would have increased in a particular year had the fair value of stock-based compensation been recognized in the accounts of the company.

8. COMMITMENTS

The company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2003	$ 31,192
Fiscal 2004	23,262
Fiscal 2005	13,266
Fiscal 2006	3,176
	$ 70,896

9. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company. All transactions with related parties are measured at exchange value.

(a) Leasing Transactions

The company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the company ("the lessor"). The company has the right to terminate these rental agreements at any time with no penalty.

The company's transactions with the lessor may be summarized as follows:

	2002	2001
Revenue earned		
Premises rental	$1,500	$1,500
Equipment rental costs	$ 196,200	$ 196,200

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company.

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
QUARTER ENDED NOVEMBER 30, 2002

9. TRANSACTIONS WITH RELATED PARTIES (Continued)

(b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company ("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	2002	2001
Included in revenue		
Premises rental	$3,000	$3,000
Contract revenue, in addition to above	$427,049	$ 96,968
Direct costs	347,912	7,115
Gross profit	$79,137	$89,853

At November 30, 2002 the contractor owed $ 358,418 (2001 - $ 94,855) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company.